Exhibit 99.1

THIS TRANSACTION SUPPORT AGREEMENT IS NOT AN OFFER, SOLICITATION, OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER, SOLICITATION, OR ACCEPTANCE WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS. Nothing contained in thIS TRANSACTION SUPPORT AGREEMENT shall be an admission of fact or liability OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

THIS TRANSACTION SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO THE DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN AND THE CLOSING OF ANY TRANSACTIONS SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS.

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 21, 2025 (the “Execution Date”), by and among the following parties (each, a “Party” and collectively, the “Parties”):1

(i)	Electra Battery Materials Corporation (the “Company”); and

(ii)	the holders or beneficial holders, or investment advisors, nominees, sub-advisors, or managers of funds or accounts that are holders or beneficial holders (together with their respective successors and assigns) of Convertible Notes that have executed and delivered counterpart signature pages to this Agreement on the date hereof (collectively, the “Consenting Convertible Noteholders”).

 RECITALS

WHEREAS, the Consenting Convertible Noteholders and the Company have negotiated the transactions (the “Transactions”) contemplated by the term sheet attached as Exhibit A to this Agreement (the “Transaction Term Sheet”) in good faith and at arm’s length on the terms set forth in this Agreement;

WHEREAS, on the date hereof, the Parties have agreed to the Transaction Term Sheet, which sets forth the principal terms of the Transactions that shall be consummated upon execution of final documentation containing terms substantially consistent with those set forth in the Transaction Term Sheet and such other terms as agreed to by the Parties;

WHEREAS, the Parties have agreed to support the Transactions subject to and in accordance with the terms of this Agreement (including, for the avoidance of doubt, the Transaction Term Sheet) and desire to work together to complete the negotiation of the terms of the definitive documents and the completion of each of the actions necessary or desirable to effect the Transactions; and

___________________________

1 Capitalized terms used but not defined in the preamble and recitals to this Agreement have the meanings ascribed to them in Section 1.

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WHEREAS, the Parties have agreed to take certain actions in support of the Transactions on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are acknowledged, each Party, intending to be legally bound, agrees as follows:

AGREEMENT

Section 1                 Definitions and Interpretation.

1.01.	Definitions. The following terms shall have the following definitions:

“2027 Notes” means the 12.00% Convertible Senior Secured Notes due 2027 issued by the Company.

“2027 Notes Indenture” means the Indenture, dated as of November 27, 2024, by and among the Company, the guarantors party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee.

“2028 Notes” means the Convertible Senior Secured Notes due 2028 issued by the Company.

“2028 Notes Indenture” means the Indenture, dated as of February 13, 2023, by and among, the Company, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee.

“Affiliate” means, with respect to any specified entity, any other entity directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified entity. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as used with respect to any entity shall mean the possession, directly or indirectly, of the right or power to direct or cause the direction of the management or policies of such entity, whether through the ownership of voting securities, by agreement, or otherwise.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Agreement Effective Date” has the meaning set forth in Section 2.

“Agreement Effective Period” means the period beginning on the Agreement Effective Date and ending on the first date upon which this Agreement is validly terminated pursuant to the terms set forth in Section 11.

“Alternative Transaction” means any sale or disposition of all or substantially all of the assets or of the equity interests of the Company or its subsidiaries, new-money investment, non-ordinary course financing, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination, or similar transaction involving the Company or its subsidiaries or the debt, equity, or other similar financial interests in the Company or its subsidiaries that, in each case, is not expressly contemplated by this Agreement, unless such Alternative Transaction has been agreed to by the Consenting Convertible Noteholders in writing.

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“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of New York or in Toronto, Ontario.

“Claim” means (a) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; (b) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured; or (c) any indebtedness, liability or obligations of any kind that would be a claim provable within the meaning of section 2 of the Bankruptcy and Insolvency Act.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Claims” means, collectively, any Claim against the Company, including any Claim arising out of the Convertible Notes held by a Consenting Convertible Noteholder as of the Transaction Effective Date.

“Consenting Convertible Noteholders” has the meaning set forth in the preamble of this Agreement.

“Convertible Noteholder Ad Hoc Group” means the holders of Convertible Notes who are members of an ad hoc group collectively owning all outstanding Convertible Notes, represented by Paul Hastings.

“Convertible Notes” means the 2028 Notes and the 2027 Notes.

“Definitive Documents” has the meaning set forth in Section 3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and including any rule or regulation promulgated thereunder.

“Execution Date” has the meaning set forth in the preamble of this Agreement.

“Joinder” means an executed form of joinder, consistent with the provisions set forth in Section 7 and substantially in the form attached hereto as Exhibit B, providing, among other things, that such Person signatory thereto is bound by the terms of this Agreement (in the capacity of a Consenting Convertible Noteholder for all purposes hereunder).

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“New Money Financing Commitments” means the aggregate commitments of those Consenting Convertible Noteholders purchasing Bridge Notes (as defined in the Transaction Term Sheet) as identified in the applicable signature pages hereto of such Consenting Convertible Noteholders.

“Parties” has the meaning set forth in the preamble of this Agreement.

“Paul Hastings” means Paul Hastings LLP, as counsel to the Convertible Noteholder Ad Hoc Group.

“Permitted Transferee” means each transferee of any Company Claim who meets the requirements of Section 7(a).

“Person” means an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, a governmental entity, or any legal entity or association.

“Qualified Marketmaker” means an entity that (a) holds itself out to the public, the syndicated loan market, or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Company Claims (including Claims in respect of the Convertible Notes) or enter with customers into long and short positions in Company Claims, in each case in its capacity as a dealer or market maker in such claims, and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including term loans, or debt or equity securities).

“Required Consenting Convertible Noteholders” means (a) Consenting Convertible Noteholders who hold a majority of the aggregate principal amount of the 2027 Notes then outstanding, (b) Consenting Convertible Noteholders who hold a majority of the aggregate principal amount of the 2028 Notes then outstanding, (c) the consent of each of the Initial Holders (as defined in the 2027 Notes Indenture), to the extent that any such Initial Holders continue to beneficially own at least 10% of the 2027 Notes then outstanding, and (d) the consent of each of the Initial Holders (as defined in the 2028 Notes Indenture), to the extent that any such Initial Holders continue to beneficially own at least 10% of the 2028 Notes then outstanding.

“Royalty Agreement” has the meaning set forth in Section 4.03(f).

“Transactions” has the meaning set forth in the recitals of this Agreement.

“Transaction Term Sheet” has the meaning set forth in the recitals of this Agreement.

“Transaction Effective Date” means the date on which the Transactions are consummated in accordance with the Definitive Documents.

“Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, hypothecate, participate, donate, or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions).

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1.02          Interpretation. For purposes of this Agreement:

(a)               in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neutral gender shall include the masculine, feminine, and the neutral gender;

(b)               capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning;

(c)               unless otherwise specified, any reference in this Agreement to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time; notwithstanding the foregoing, any capitalized terms in this Agreement that are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date of this Agreement;

(d)               unless otherwise specified, all references in this Agreement to “Sections” are references to Sections of this Agreement;

(e)               the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(f)                captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(g)               references to “shareholders,” “directors,” or “officers” shall also include “members” or “managers,” as applicable, as such terms are defined under the applicable laws;

(h)               the use of “include” or “including” is without limitation, whether stated or not; and

(i)                 the word “or” shall not be exclusive.

Section 2                 Effectiveness of this Agreement. This Agreement shall become effective and binding upon each of the Parties at 11:59 p.m., prevailing Eastern Time, on the date that the Company and the Consenting Convertible Noteholders who hold all outstanding Convertible Notes shall have executed counterparty signature pages to this Agreement, (the “Agreement Effective Date”). This Agreement shall be effective for the Agreement Effective Period.

Section 3                 Definitive Documents. This Agreement does not purport to summarize or contain all of the terms (material or otherwise) of the definitive documents with respect to the Transactions (the “Definitive Documents”) and such additional terms shall be set forth consistent with the terms hereof, including the Transaction Term Sheet, and otherwise as agreed in the Definitive Documents between the Company and the applicable Required Consenting Convertible Noteholder.

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Section 4                 Commitments of the Consenting Convertible Noteholders.

4.01          Affirmative Commitments. During the Agreement Effective Period, except as otherwise provided in Section 4.03, each Consenting Convertible Noteholder agrees, severally and not jointly, in respect of all of its applicable Company Claims to:

(a)               use commercially reasonable efforts to support, act in good faith, and take all reasonable actions, to the extent practicable and subject to the terms hereof, reasonably necessary to implement and consummate the Transactions in accordance with the terms and conditions set forth in this Agreement, the Transaction Term Sheet, and the Definitive Documents, to effectuate the Transactions (including consents or waivers with respect to any Company Claims contemplated hereby and thereby);

(b)               negotiate in good faith the applicable Definitive Documents and use commercially reasonable efforts to (i) agree to the form and substance of such Definitive Documents consistent with the terms of this Agreement and (ii) execute, deliver, perform its obligations under, implement, and consummate the transactions contemplated by the Definitive Documents to which it is or is required to be a party that are consistent with this Agreement and the Transaction Term Sheet; and

(c)               prepare (or cause to be prepared) each of the Definitive Documents necessary to implement the Transactions that the Parties agree the Consenting Convertible Noteholders will prepare, and provide each such Definitive Document to, and afford a reasonable opportunity for comment and review of each such Definitive Document by, the Company as soon as reasonably practicable; and

(d)               support and take all actions reasonably necessary or reasonably requested by the Company to confirm such Consenting Convertible Noteholder’s support for the Transactions, including, without limitation, to vote (or cause to be voted) all voting securities held by it (if any) in favor of any resolutions required to implement the Transactions, including shareholder approvals.

4.02          Negative Commitments. During the Agreement Effective Period, except as otherwise provided in Section 4.03, each Consenting Convertible Noteholder agrees, severally and not jointly, in respect of all of its Company Claims, that it shall not directly or indirectly:

(a)               object to, delay, impede, or take any other action or inaction that would reasonably be expected to interfere with acceptance, implementation, or consummation of the Transactions or take any action that is inconsistent in any material respect with the Transactions;

(b)               solicit, initiate, encourage, propose, respond, or engage in negotiations with respect to, or otherwise agree to, support, endorse, or approve any Alternative Transaction;

(c)               execute or file any agreement, instrument, form, or other document that is utilized to implement or effectuate, or that otherwise relates to, this Agreement or the Transactions that, in whole or in part, is not consistent with this Agreement or any Definitive Document;

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(d)               file any motion, pleading, or other document with any court (including any modifications or amendments to any motion, pleading, or other document with any court) that, in whole or in part, is not materially consistent with this Agreement;

(e)               initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to this Agreement or the Transactions contemplated herein against the other Parties, any agent or trustee for any Company Claims, or any of their Affiliates, other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement; or

(f)                exercise or accelerate, or direct any other Person to exercise or accelerate, any right or remedy for the enforcement, collection, or recovery of any Company Claims.

4.03          Additional Provisions Regarding the Consenting Convertible Noteholders’ Commitments. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement shall:

(a)               affect the ability of any Consenting Convertible Noteholder to consult with any other Consenting Convertible Noteholder, the Company or any of their respective Affiliates;

(b)               prevent any Consenting Convertible Noteholder from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement;

(c)               require any Consenting Convertible Noteholder to incur, assume, become liable in respect of or suffer to exist any expenses, liabilities or other obligations, or agree to or become bound by any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations to such Consenting Convertible Noteholder other than as expressly described in this Agreement, other than expenses that the Company has agreed in writing to reimburse or indemnify on terms satisfactory to such Consenting Convertible Noteholder;

(d)               prevent any Consenting Convertible Noteholder from protecting and preserving its rights, remedies, and interests, including its Claims against, or interests in, the Company or any of its Affiliates to the extent not inconsistent with this Agreement;

(e)               require any Consenting Convertible Noteholder to (i) take any action, or omit to take any action, not reasonably within its control or which would directly or indirectly breach or cause a breach of any legal or regulatory requirement or any order or direction of any relevant court or governmental authority or (ii) take part or be involved in any litigation or court or regulatory proceedings;

(f)                other than as expressly set forth herein, limit the rights or obligations of any Consenting Convertible Noteholder under, or constitute a waiver or amendment of any term or provision of any of, the following: (i) the 2027 Notes Indenture; (ii) the 2028 Notes Indenture; (iii) any of the Royalty Agreements, dated as of February 13, 2023, between the Company and each of the Consenting Convertible Noteholders (each, a “Royalty Agreement”); (iv) the Warrant Indenture, dated November 15, 2022, by and between the Company and TSX Trust Company; (v) the Warrant Indenture, dated February 13, 2023, by and between the Company and TSX Trust Company; and (vi) the Warrant Indenture, dated as of November 27, 2024, by and between the Company and TSX Trust Company;

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(g)               constitute a termination or release of any liens on, or security interests in, any of the assets or properties of the Company or any of its direct or indirect subsidiaries that secure the obligations under any of the Convertible Notes or any Royalty Agreement; or

(h)               prevent any Consenting Convertible Noteholder from taking any customary perfection step or other action as is necessary to preserve or defend the validity, existence, or priority of its Company Claims (including the filing of a proof of claim against any debtor).

4.04          Limited Waiver. Subject to any rights or remedies granted to the Consenting Convertible Noteholders pursuant to this Agreement or the Definitive Documents:

(a)               the Consenting Convertible Noteholders agree that any failure by the Company to comply with Section 4.17 of the 2027 Notes Indenture or Section 4.17 of the 2028 Notes Indenture during the Agreement Effective Period shall not constitute a default or an event of default under the 2027 Notes Indenture or the 2028 Notes Indenture if, and only if, (i) during that portion of the Agreement Effective Period from September 1, 2025 until October 1, 2025, the Book Cash Balance (as defined in the 2027 Notes Indenture and the 2028 Notes Indenture, as applicable) shall be no less than US$1,900,000 and (ii) during that portion of the Agreement Effective Period from October 1, 2025 until October 21, 2025, the Book Cash Balance (as defined in the 2027 Notes Indenture and the 2028 Notes Indenture, as applicable) shall be no less than US$1,400,000; and

(b)               if this Agreement is validly terminated pursuant to the terms set forth in Section 11 (other than Section 11(c)), the Consenting Convertible Noteholders agree that any failure by the Company to comply with Section 4.17 of the 2027 Notes Indenture or Section 4.17 of the 2028 Notes Indenture during the period from the date of such termination until the tenth day after the date of such termination shall not constitute a default or an event of default under the 2027 Notes Indenture or the 2028 Notes Indenture if, and only if, such failures to comply have been cured prior to the tenth day after the date of such termination.

Section 5                 Commitments of the Company.

5.01          Affirmative Commitments. During the Agreement Effective Period, except as otherwise provided in Section 5.03, the Company agrees, and agrees to cause its subsidiaries, to:

(a)               use commercially reasonable efforts to support, act in good faith, and take all reasonable actions, to the extent practicable and subject to the terms hereof, reasonably necessary to implement and consummate the Transactions in accordance with the terms and conditions set forth in this Agreement, the Transaction Term Sheet, and the Definitive Documents;

(b)               to the extent any legal, tax, or structural impediment arises that would prevent, hinder, impede, or delay the consummation of the Transactions contemplated herein, take all steps commercially reasonable to address any such impediment, including to negotiate in good faith appropriate additional or alternative provisions to address such impediment;

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(c)               negotiate in good faith the applicable Definitive Documents and use commercially reasonable efforts to (i) agree to the form and substance of such Definitive Documents consistent with the terms of this Agreement and (ii) execute, deliver, perform its obligations under, implement, and consummate the transactions contemplated by the Definitive Documents to which it is or is required to be a party that are consistent with this Agreement and the Transaction Term Sheet;

(d)               prepare (or cause to be prepared) each of the Definitive Documents necessary to implement the Transactions that the Parties have agreed the Company will prepare, and provide each such Definitive Document to, and afford a reasonable opportunity for comment and review of each of such Definitive Document by, the Consenting Convertible Noteholders as soon as reasonably practicable;

(e)               support and take all actions reasonably necessary or reasonably requested by the Consenting Convertible Noteholders to confirm the Company’s support for the Transactions;

(f)                use commercially reasonable efforts to obtain any and all required governmental, regulatory, or third-party approvals for the Transactions;

(g)               take all action necessary to promptly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining shareholder approval of the Transactions for purposes of the rules of the TSX Venture Exchange (TSX-V) no later than sixty (60) days from the date of signing this Agreement, the documentation for which meeting shall include the recommendation of the Company’s Board of Directors to vote in favor of approval of the Transactions;

(h)               actively and timely oppose and object to the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Transactions, to the extent such opposition or objection is reasonably necessary or desirable to facilitate implementation of the Transactions;

(i)                 inform counsel to the Consenting Convertible Noteholders in writing (email being sufficient) as soon as reasonably practicable after becoming aware of: (i) any matter or circumstance which it knows, or believes to be a material impediment to the implementation or consummation of the Transactions; (ii) any notice of any commencement of any material involuntary insolvency proceedings, legal suit for payment of debt or securement of security from or by any person in respect the Company or any of its subsidiaries; (iii) any material breach of any of the terms, conditions, representations, warranties or covenants set forth in this Agreement; or (iv) any representation or statement made or deemed to be made by them under this Agreement which is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(j)                 if the Company receives any bona fide proposal or offer to effect an Alternative Transaction, the Company shall (i) inform counsel to the Consenting Convertible Noteholders in writing (email being sufficient) within one (1) Business Day of receiving such proposal, with such notice to include the material terms thereof, including the identity of the Person(s) involved, and the action taken or proposed to be taken by the Company in response thereto, (ii) provide counsel and advisors to each of the Consenting Convertible Noteholders with regular updates as to the status and progress of such Alternative Transaction, and (iii) respond promptly to reasonable information requests and questions from counsel to the Consenting Convertible Noteholders relating to such Alternative Transaction; and

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(k)               other than (i) as required by contracts existing on the date hereof or applicable law, (ii) with the consent of the Consenting Convertible Noteholders, or (iii) except as expressly contemplated, allowed, or required by this Agreement, (A) operate their business in the ordinary course consistent with past practices; (B) use commercially reasonable efforts (x) to preserve intact the Company’s business organization and relationships with third parties and employees, taking into account the Transactions; and (y) maintain good standing (or equivalent status under the laws of its incorporation or organization) under the laws of the jurisdiction in which the Company is incorporated or organized, taking into account the Transactions.

5.02          Negative Commitments. During the Agreement Effective Period, except as otherwise provided in Section 5.03, the Company shall not, and shall not permit its subsidiaries to, directly or indirectly:

(a)               object to, delay, impede, or take any other action or inaction that would reasonably be expected to interfere with acceptance, implementation, or consummation of the Transactions or take any action that is inconsistent with this Agreement, the Transaction Term Sheet, the Definitive Documents or the Transactions;

(b)               (i) seek discovery in connection with, prepare, or commence any proceeding or other action that challenges (A) the amount, validity, allowance, character, enforceability, or priority of any Company Claims of each of the Consenting Convertible Noteholders, or (B) the validity, enforceability, or perfection of any lien or other encumbrance securing any Company Claims of each of the Consenting Convertible Noteholders or (ii) support any Person in connection with any of the acts described in clause (i) of this Section 5.02(b);

(c)               execute or file any agreement, instrument, form, or other document that is utilized to implement or effectuate, or that otherwise relates to, this Agreement or the Transactions that, in whole or in part, is not consistent with this Agreement or any Definitive Document;

(d)               file any motion, pleading, or other document with any court (including any modifications or amendments to any motion, pleading, or other document with any court) that, in whole or in part, is not materially consistent with this Agreement;

(e)               initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to this Agreement or the Transactions contemplated herein against the other Parties, any agent or trustee for any Company Claims, or any of their respective Affiliates, other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement; or

(f)                solicit, initiate, encourage, propose, respond, or engage in negotiations with respect to, or otherwise agree to, support, endorse, or approve any Alternative Transaction.

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5.03          Additional Provisions Regarding the Company’s Commitments. Notwithstanding anything else in this Agreement to the contrary, nothing in this Agreement shall:

(a)               require the Company or any directors or officers of the Company, each in its capacity as a director or officer of the Company, to take any action or to refrain from taking any action, to the extent inconsistent with its or their fiduciary duties under applicable law (as determined by them in good faith after consultation with outside legal counsel); provided that the Company shall promptly provide written notice to the Convertible Noteholder Ad Hoc Group within three (3) Business Days after such determination;

(b)               affect the ability of the Company to consult with any other Consenting Convertible Noteholder or any of their respective Affiliates;

(c)               prevent the Company from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; or

(d)               require the Company to take any action, or omit to take any action, not reasonably within its control or which would directly or indirectly breach or cause a breach of any legal or regulatory requirement or any order or direction of any relevant court or governmental authority.

Section 6                 Cooperation and Support. Each Party hereby covenants and agrees to direct their respective advisors, as applicable, to cooperate with the other Parties’ advisors in good faith and shall coordinate their activities with respect to all matters concerning the negotiation, documentation, and implementation of the Transactions and the pursuit, approval and support of the Transactions.

Section 7                 Transfer of Claims.

(a)               During the Agreement Effective Period, no Consenting Convertible Noteholder shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Exchange Act) in any Company Claims to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless either (A) the transferee executes and delivers to counsel to the Parties specified in Section 14.05, before the time of the proposed Transfer, a Joinder, or (B) the transferee is a Consenting Convertible Noteholder and, at or before the time of such proposed Transfer, the transferee provides notice of such Transfer (including the amount and type of Company Claims Transferred) to counsel to the Parties specified in Section 14.05 (in the case of (A) or (B), each a “Permitted Transferee”). Notwithstanding anything herein to the contrary, any Transfer of a New Money Financing Commitment to any party (other than an Affiliate of the transferor or to another Consenting Convertible Noteholder) shall require the prior written consent of the Company (email shall suffice), which consent may not be unreasonably withheld; provided that, with respect to the Transfer of a New Money Financing Commitment to another Consenting Convertible Noteholder, the transferee shall provide notice of such Transfer (including the amount thereof) to the Company at the time of, or promptly after, such Transfer. Upon compliance with the requirements of Section 7(a), the transferor shall (i) be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent (but only to the extent) of the rights and obligations in respect of such transferred Company Claims, (ii) not be liable to any Party to this Agreement for the failure of transferee to comply with the terms and conditions of this Agreement after the date of such Transfer, and (iii) within 24 hours after the Transfer, deliver written notice of the Transfer to counsel to the Parties specified in Section 14.05, which notice shall include the amount and type of Company Claims Transferred. Any Transfer in violation of this Section 7(a) shall be void ab initio and of no force or effect until such a Joinder is executed and effective. Upon the consummation of a Transfer in accordance herewith, the transferee shall be deemed a “Consenting Convertible Noteholder” and a “Party” under this Agreement, and shall be deemed to make all of the representations, warranties and covenants of a Consenting Convertible Noteholder, as set forth in this Agreement.

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(b)               Notwithstanding anything to the contrary in this Section 7, the restrictions on Transfer set forth in this Section 7 shall not apply to the grant of any liens or encumbrances on any Company Claims in favor of a bank or broker-dealer holding custody of such Company Claims in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such Company Claims.

(c)               Any Consenting Convertible Noteholder may Transfer any Company Claim to a Qualified Marketmaker and a Qualified Marketmaker that acquires any Company Claim with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims shall not be required to execute and deliver a Joinder in respect of such Company Claims, in each case, solely to the extent that (i) such Qualified Marketmaker subsequently transfers such Company Claims (by purchase, sale assignment, participation, or otherwise) within five (5) Business Days of its acquisition to a transferee that is a Person that is not an Affiliate with a common investment advisor; (ii) the transferee otherwise is a Permitted Transferee that has complied with Section 7(a); and (iii) the Transfer otherwise is a permitted Transfer that has been made in compliance with Section 7(a); provided, that, if the foregoing items (i) through (iii) are not satisfied, the Qualified Marketmaker will be required to execute and deliver a Joinder. To the extent that a Consenting Convertible Noteholder is acting in its capacity as a Qualified Marketmaker, it may transfer (by purchase, sale, assignment, participation or otherwise) any right, title or interests in Company Claims that the Qualified Marketmaker acquires from a holder of the Company Claims who is not a Consenting Convertible Noteholder, so long as such transferee is a Consenting Convertible Noteholder that has complied with Section 7(a).

Section 8                 Releases. The Parties agree that the Definitive Documents implementing the Transactions shall contain usual and customary mutual releases of all claims arising before the Transaction Effective Date (including contractual releases) that shall become effective solely upon, and in the event of, the occurrence of the Transaction Effective Date and shall be binding on the Parties and their respective Affiliates upon the Transaction Effective Date.

Section 9                 Consenting Convertible Noteholders’ Legal Fees. Whether or not the transactions contemplated by this Agreement are consummated, the Company shall pay, or reimburse the Consenting Convertible Noteholders, as the case may be, all reasonable legal fees and expenses of Paul Hastings incurred in connection with its representation of the Convertible Noteholder Ad Hoc Group as follows: (a) upon termination of this Agreement, all such accrued and unpaid fees and expenses incurred up to (and including) the applicable termination date shall be paid in full in cash promptly (but in any event within five (5) Business Days from the applicable termination date); and (b) all such accrued and unpaid fees and expenses incurred up to (and including) the Transaction Effective Date shall be paid in full in cash on the Transaction Effective Date.

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Section 10             Mutual Representations and Warranties. Each of the Parties, severally and not jointly, represents and warrants to each other Party, as of the Agreement Effective Date:

(a)               it is validly existing and in good standing under the laws of the state or province of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by law or equity; and

(b)               it has all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to perform its respective obligations under this Agreement.

Section 11             Termination Events. This Agreement, and the obligations of all Parties hereunder, shall automatically be terminated at the earlier of:

(a)               5:00 p.m. (prevailing Eastern Time) on October 21, 2025; provided that the Company and the Required Consenting Convertible Noteholders may, upon mutual agreement, extend such date for one or more successive periods of up to thirty (30) days per period, with notice of any such extension to be provided by email to the remaining Consenting Convertible Noteholders in accordance with Section 14.08 of this Agreement;

(b)               one (1) Business Day after the Company notifies the Consenting Convertible Noteholders that the Company will be or was unable to obtain shareholder approval of the Transactions as contemplated by Section 5.01(g) or that any of the other conditions set forth in the Definitive Documents are unable of being satisfied prior to October 21, 2025;

(c)               the occurrence of any event of default under the definitive documentation governing the Convertible Notes, the Bridge Notes (as defined in the Transaction Term Sheet) or any Royalty Agreement, solely to the extent that such event of default arises from facts (x) occurring after the Agreement Effective Date and (y) unrelated to this Agreement or the Transactions, and solely to the extent that any applicable cure or notice period has lapsed, upon delivery of notice of termination of this Agreement to the other Parties by the Required Consenting Convertible Noteholders;

(d)               the date and time that the Company (i) publicly announces that (A) it or its Board of Directors intends to not support the Transactions, (B) it intends to accept an Alternative Transaction or (ii) executes a definitive written agreement with respect to an Alternative Transaction;

(e)               the Transaction Effective Date; and

(f)                delivery of written notice of termination by either (i) the Company; or (ii) the Required Consenting Convertible Noteholders, in accordance with Section 14.05 of this Agreement, upon any material breach by another Party (which for purposes of this Section 11(f) shall include delivery of written notice by the Company in accordance with Section 5.03(a) of this Agreement) of the representations, warranties, or covenants set forth in this Agreement, that remains uncured and unwaived for five (5) Business Days; provided that the Company or the Required Consenting Convertible Noteholders may not deliver a written notice of termination under this Section 11(f), and delivery of any such notice shall be ineffective, while it, or any holder in its applicable group (if other than the Company) that is a Party, is also in material breach of this Agreement and such breach remains uncured.

13

Section 12             Amendments and Waivers.

(a)               This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 12.

(b)               This Agreement may be modified, amended, or supplemented, or a condition or requirement of this Agreement may be waived, in a writing signed by the Company and the Required Consenting Convertible Noteholders; provided that, if any such amendment or modification would have a disproportionately adverse impact on a Consenting Convertible Noteholder, then the consent of each such affected Consenting Convertible Noteholder shall also be required to amend or modify this Agreement.

(c)               Any modification, amendment, waiver, or supplement that does not comply with this Section 12 shall be ineffective and void ab initio.

(d)               The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by applicable law.

Section 13             Disclosure; Publicity. The Company shall submit drafts to the Consenting Convertible Noteholders of any press releases, public filings, public announcements, other public documents or other communications with any news media, in each case, to be made by the Company relating to this Agreement (or the transactions contemplated hereby) or that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement at least one (1) Business Day, or as soon as reasonably practicable, before making any such disclosure or filing and shall afford them a reasonable opportunity to comment on such documents and disclosures, and shall consider any such reasonable comments in good faith. Without the prior written consent of the applicable Consenting Convertible Noteholder, the Company shall not disclose the name of any Consenting Convertible Noteholder in any press releases, public filings, public announcements, other public documents or other communications with any news media unless such disclosure is required by applicable law or legal process (in which case the Company shall, to the extent permitted by law, provide each applicable Consenting Convertible Noteholder with notice of such disclosure a reasonable period of time in advance of such disclosure so that each such Consenting Convertible Noteholder may seek protective measures, if desired).

14

Section 14             Miscellaneous.

14.01      GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT AND ANY CLAIMS, CONTROVERSIES, DISPUTES, OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT ARE TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION, OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IN ANY WAY RELATING TO THIS AGREEMENT, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION, OR PROCEEDING MAY BE HEARD AND DETERMINED IN NEW YORK STATE COURT, OR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.

14.02      Trial by Jury Waiver. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

14.03      Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

14.04      Rules of Construction. This Agreement is the product of negotiations among the Company and the Consenting Convertible Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Company and the Consenting Convertible Noteholders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

14.05      Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

15

(a)               if to the Company, to:

Electra Battery Materials Corporation

133 Richmond Street West

Suite 602

Toronto, ON M5H 2L3

Canada

Attn: Trent Mell

Email: [redacted]

with a copy to:

Cassels Brock & Blackwell LLP

Suite 2200, RBC Place, 885 West Georgia St.

Vancouver, BC V6C 3E8 Canada

Attn: Sam Cole

Email: scole@cassels.com

(b)	if to a Consenting Convertible Noteholder, to the address or e-mail addresses set forth on such Consenting Convertible Noteholder’s signature page to this Agreement, with copies to:

Paul Hastings LLP

1170 Peachtree Street N.E.

Suite 100

Atlanta, GA 30309

Attn: Zach Cochran

Email: zachcochran@paulhastings.com

Paul Hastings LLP

71 South Wacker Drive

Suite 4500

Chicago, IL 60606

Attn: Matt Warren

Email: [redacted]

Any notice given by delivery, mail, or courier shall be effective when received or if sent by electronic mail, when sent to the extent that an undeliverable message is not promptly received by the sender thereof.

14.06      No Waiver of Rights. If this Agreement is terminated for any reason (i) nothing herein shall be construed as a waiver by any Party of any or all of such Party’s rights, remedies, claims, or defenses and the Parties expressly and fully reserve any and all of their respective rights, remedies, claims, and defenses, including pursuant to Federal Rule of Evidence 408, and any other applicable rules of evidence whether under federal or state law and, other than termination of this Agreement pursuant to Section 11(f), (ii) this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement or a right to the payment of damages to which a Party may be entitled under this Agreement, and (iii) all and any rights of the Parties are reserved and preserved and not impacted in any way by this Agreement.

16

14.07      Claims. Except where otherwise specified, the agreements, representations, warranties, and obligations of the Consenting Convertible Noteholders under this Agreement are, in all respects, several and not joint.

14.08      Email Consents. Notwithstanding anything to the contrary herein, where a written consent, acceptance, approval, extension, notice or waiver is required pursuant to or contemplated by this Agreement, including a written approval by any Party, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel identified in Section 14.05 to the applicable Parties submitting and receiving such consent, acceptance, approval, extension or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

14.09      Survival. Notwithstanding the termination of this Agreement pursuant to Section 11, the terms, provisions, agreements and obligations of the Parties in Sections 9 and 12, and any defined terms used in any of the forgoing Sections (solely to the extent used therein), shall survive such termination and shall continue in full force and effect in accordance with the terms hereof.

14.10      Acknowledgment. The Company understands that each Consenting Convertible Noteholder is engaged in a wide range of financial services and businesses, and, in furtherance of the foregoing, the Company acknowledges and agrees that the obligations set forth in this Agreement shall only apply to the trading desk(s) or business group(s) of the Consenting Convertible Noteholder that is indicated on the signature page hereto, and shall not apply to any other affiliate, trading desk or business group of the Consenting Convertible Noteholder.

14.11      Relationship Among Parties. Notwithstanding anything to the contrary herein, the duties and obligations of the Consenting Convertible Noteholders under this Agreement shall be several, not joint. None of the Consenting Convertible Noteholders shall, as a result of entering into this Agreement, have any fiduciary duty, any duty of trust or confidence in any form, or other similar duties or responsibilities to one another, any Consenting Convertible Noteholders, the Company, or any of the Company’s creditors or other stakeholders, and, other than as expressly set forth herein, there are no commitments among or between the Consenting Convertible Noteholders. It is understood and agreed that any Consenting Convertible Noteholders may trade in any debt or equity securities, or any other financial instruments, of any entity, including the Company, without the consent of the Company or any Consenting Convertible Noteholders, subject to applicable securities laws, any confidentiality agreement, and this Agreement. No prior history, pattern, or practice of sharing confidences among or between any of the Consenting Convertible Noteholders or the Company shall in any way affect or negate this understanding and agreement. The Parties have no agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any securities of any of the Company and do not constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 promulgated thereunder. All rights under this Agreement are separately granted to each Consenting Convertible Noteholder by the Company and vice versa, and the use of a single document is for the convenience of the Company. The decision to commit to enter into the Transactions contemplated by this Agreement and the other Definitive Documents have been made independently.

17

[Signature Pages Follow]

18

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

ELECTRA BATTERY MATERIALS CORPORATION

By: (signed) “Trent Mell”

Name: Trent Mell

Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Whitebox Relative Value Partners, LP

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Address for Notices:

3033 Excelsior Blvd, Suite 500

Minneapolis, MN 55416

Attn: [redacted]

Email: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Whitebox GT Fund, LP

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Address for Notices:

3033 Excelsior Blvd, Suite 500

Minneapolis, MN 55416

Attn: [redacted]

Email: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Whitebox Multi-Strategy Partners, LP

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Address for Notices:

3033 Excelsior Blvd, Suite 500

Minneapolis, MN 55416

Attn: [redacted]

Email: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Pandora Select Partners, LP

By: (signed) “Andrew Thau”

Name: Andrew Thau

Title: Managing Director

Address for Notices:

3033 Excelsior Blvd, Suite 500

Minneapolis, MN 55416

Attn: [redacted]

Email: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Nineteen77 Global Multi Strategy Alpha Master Limited

By: UBS Asset Management (Americas) LLC,

its investment manager

By: (signed) “Doyle Horn”

Name: Doyle Horn

Title: Director

By: (signed) “Jennifer Edelheit”

Name: Jennifer Edelheit

Title: Executive Director

Address for Notices:

c/o UBS Asset Management (Americas) LLC

One North Wacker Drive

Chicago, IL 60606

Attn: O’Connor Legal

Email:      [redacted]

[redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Highbridge Tactical Credit Master Fund, L.P.

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Steve Ardovini”

Name: Steve Ardovini

Title: Managing Director

Address for Notices:

Official Address (No Mail Please):

Highbridge Tactical Credit Master Fund, L.P.

c/o Maples and Calder

P.O. Box 309 GT, Ugland House

South Church Street

George Town, Grand Cayman

Cayman Islands, British West Indies

Correspondence Address (Use for Notices):

Highbridge Tactical Credit Master Fund, L.P.

c/o Highbridge Capital Management, LLC

277 Park Ave, 23rd Floor

New York, NY 10172

Attn: [redacted]

Email: [redacted]

[redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Execution Date.

Highbridge Tactical Credit Institutional Fund, Ltd.

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Steve Ardovini”

Name: Steve Ardovini

Title: Managing Director

Address for Notices:

Official Address (No Mail Please):

Highbridge Tactical Credit Institutional Fund, Ltd.

c/o Maples and Calder

P.O. Box 309 GT, Ugland House

South Church Street

George Town, Grand Cayman

Cayman Islands, British West Indies

Correspondence Address (Use for Notices):

Highbridge Tactical Credit Institutional Fund, Ltd.

c/o Highbridge Capital Management, LLC

277 Park Ave, 23rd Floor

New York, NY 10172

Attn: [redacted]

Email: [redacted]

[redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

Exhibit A

Transaction Term Sheet

Transaction Term Sheet

August 21, 2025

This term sheet (including all exhibits, annexes, appendices and schedules to this term sheet, as amended, supplemented or otherwise modified from time to time, this “Term Sheet”) summarizes the material terms and conditions of certain proposed deleveraging and recapitalization transactions involving Electra Battery Materials Corporation and its subsidiaries. The Transactions (as defined below) will be consummated on the terms and subject to the conditions set forth in the Transaction Support Agreement, dated as of August 21, 2025 (the “Agreement”), to which this Term Sheet is attached as Exhibit A. Capitalized terms used but not defined in this Term Sheet that are defined in the Agreement shall have the meanings assigned to such terms in the Agreement.

THIS TERM SHEET IS NOT AN OFFER, SOLICITATION OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER, SOLICITATION OR ACCEPTANCE WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS. NOTHING CONTAINED IN THIS TERM SHEET SHALL BE AN ADMISSION OF FACT OR LIABILITY. THIS TERM SHEET DOES NOT ADDRESS ALL TERMS THAT WOULD BE REQUIRED IN CONNECTION WITH THE TRANSACTIONS, WHICH TRANSACTIONS WILL BE SUBJECT TO DEFINITIVE DOCUMENTS, AND THE CLOSING OF ANY TRANSACTIONS SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS.

Without limiting the generality of the foregoing, this Term Sheet and the undertakings contemplated herein are subject in all respects to the negotiation, execution, and delivery of definitive documents acceptable to the Company and the Consenting Convertible Noteholders in accordance with the Agreement. The regulatory, tax, accounting, and other legal and financial matters and effects related to the Transactions and any related or similar transaction have not been fully evaluated, and any such evaluation may affect the terms and structure of any Transaction or any related transactions.

This Term Sheet and the information contained herein are entitled to protection from any use or disclosure to any party or person pursuant to Rule 408 of the Federal Rules of Evidence and any other similar applicable rule, statute, or doctrine protecting the use or disclosure of confidential settlement discussions.

Overview	The “Transactions” means the following transactions (including to avoid doubt, the New Equity Offering (as defined below)), as set forth in the Agreement, this Term Sheet and the associated Definitive Documentation:

•	Each Consenting Convertible Noteholder will exchange 60% of the aggregate principal amount of, and the aggregate amount of all accrued and unpaid interest, including any deferred interest amounts on, Convertible Notes beneficially owned or held by such Consenting Convertible Noteholder for Common Shares (the “Equity Exchange”).

•	Each Consenting Convertible Noteholder will exchange 40% of the aggregate principal amount of, and the aggregate amount of all accrued and unpaid interest, including any deferred interest amounts on, Convertible Notes beneficially owned or held by such Consenting Convertible Noteholder for an equal aggregate principal amount of a new term loan (the “New Term Loan”) having the terms set forth below (the “Debt Exchange” and, together with the Equity Exchange, the “Exchanges”).

•	The Consenting Convertible Noteholders will agree to backstop a portion of the New Equity Offering.

On or about the initial Agreement Effective Date, the Company will issue and sell to the Consenting Convertible Noteholders as of such date, and each Consenting Convertible Noteholder as of such date shall severally and not jointly purchase, an aggregate principal amount of new bridge notes (the “Bridge Notes”) as set forth on the signature page of such Consenting Convertible Noteholder to the Agreement.

Equity Exchange	The Equity Exchange will be completed concurrently with the Debt Exchange and the New Equity Offering on the Transaction Effective Date, on the terms and conditions set forth in the Agreement, this Term Sheet and the Definitive Documentation for the Transactions.

Each Convertible Note exchanged in the Equity Exchange will be exchanged for a number of Common Shares equal to (i) the aggregate principal amount of such Convertible Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Convertible Note divided by (ii) US$0.60.

Debt Exchange	The Debt Exchange will be completed concurrently with the Equity Exchange and the New Equity Offering on the Transaction Effective Date, on the terms and conditions set forth in the Agreement, this Term Sheet and the Definitive Documentation for the Transactions. Each Convertible Note exchanged in the Debt Exchange will be exchanged for an aggregate principal amount of New Term Loan equal to the principal amount of such Convertible Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Convertible Note.

New Equity Offering	The Company will use its reasonable best efforts to complete an offering of units consisting of one Common Share together with one full warrant, each such full warrant to purchase one Common Share at a strike price US$1.25 and having a term of 3 years (each such unit, a “New Equity Offering Unit”), raising at least US$30,000,000 in gross cash proceeds on terms reasonably acceptable to the Consenting Convertible Noteholders (the “New Equity Offering”). All warrants issued in the New Equity Offering will be exercisable for cash and will not be exercisable on a “cashless,” “net share settle” or similar basis. The New Equity Offering will be completed concurrently with the Exchanges. The proceeds from the New Equity Offering will be used to (i) redeem or repay all amounts owing under the Bridge Notes, (ii) pay transaction expenses incurred in connection with the Transactions (including, without limitation, the Transaction Expenses (as defined below)), (iii) in the event the Company raises more than US$34,500,000 in the New Equity Offering, all amounts in excess of US$34,500,000 will be used to repurchase Convertible Notes (at a purchase price of par plus accrued and unpaid interest (including any deferred interest amounts)) otherwise subject to exchange in the Equity Exchange, (iv) refinery construction, and (v) other general corporate purposes.

The Consenting Convertible Noteholders will agree to backstop (the “Backstop Commitment”) an aggregate US$10,000,000 of New Equity Offering Units to be sold in the New Equity Offering at a price per New Equity Offering Unit of US$0.75. All units sold pursuant to the Backstop Commitment shall be sold at the same price per New Equity Offering Unit as all other investors participating in the New Equity Offering. Each Consenting Convertible Noteholder will, severally and not jointly, be responsible to fund that portion of the Backstop Commitment equal to its pro rata ownership of Convertible Notes, calculated based on the aggregate principal amount of Convertible Notes held by all Consenting Convertible Noteholders. The Consenting Convertible Noteholders’ respective obligations to purchase securities pursuant to the Backstop Commitment will be reduced to the extent third party investors purchase more than US$20,000,000 in the New Equity Offering.

Conditions Precedent to

the Exchanges and

Purchases under the

Backstop Commitment	Among other customary conditions precedent for transactions of this kind and complexity, including transaction documents being in form and substance acceptable to the Consenting Convertible Noteholders, customary certificates, KYC, bring down of representations, no default, and no material adverse effect, the following are also conditions precedent to the Transaction Effective Date:

•	The Agreement shall not have been terminated and shall remain in full force and effect.

•	The concurrent closing of the New Equity Offering raising aggregate gross cash proceeds of at least US$30,000,000.

•	The Company’s continued eligibility to receive funds under the Company’s existing grants from the U.S. Department of Defense.

•	The Company, its board of directors and its shareholders shall have taken all necessary actions and given all approvals necessary under applicable laws, rules and regulations or the rules and regulations of the TSX Venture Exchange (TSX-V) or the Nasdaq Stock Market to implement and effectuate the Transactions.

•	The execution and delivery by the Company of Definitive Documents implementing the governance terms specified in this Term Sheet, and such Definitive Documents shall be in full force and effect.

•	The Company shall each have obtained all authorizations, consents, approvals, rulings, or documents that are necessary to implement and effectuate the Transactions, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such Transactions.

•	Each document or agreement constituting the applicable Definitive Documents shall have been executed or effectuated, shall be in form and substance acceptable to the Consenting Convertible Noteholders and otherwise consistent with the Agreement and this Term Sheet, and any conditions precedent related thereto or contained therein shall have been satisfied and not be subject to any unfulfilled conditions prior to or contemporaneously with the occurrence of the Transaction Effective Date or otherwise waived in accordance with such Definitive Documents.

•	There shall not have been instituted or be pending any action, proceeding, application, claim, counterclaim, or investigation (whether formal or informal) (or there shall not have been any material adverse development to any action, application, claim, counterclaim, or proceeding currently instituted, threatened, or pending) before or by any court, governmental, regulatory, or administrative agency or instrumentality, domestic or foreign, or by any other person, domestic or foreign, in connection with the Transactions that would prohibit, prevent, or restrict consummation of the Transactions.

•	The Transaction Effective Date shall occur prior to October 21, 2025.

•	There shall not be any default or event of default that has occurred and is continuing under any of the Convertible Notes, the Bridge Notes or any other indebtedness of the Company or any of its subsidiaries.

•	The Transaction Expenses shall have been contemporaneously paid in full in cash.

Governance	Concurrently with the funding of the Bridge Notes, the Consenting Convertible Noteholders will have the right to appoint 1 member of the Company’s board of directors (the “Board”). From and after the Transaction Effective Date, (i) the Board shall consist of no more than 7 directors and (ii) the Consenting Convertible Noteholders shall have the right to appoint members of the Board as follows:

•	Three (3) members of the Board in total, with one of the directors appointed by the Consenting Convertible Noteholders to be the chairperson of the Board, until such time as no Consenting Convertible Noteholder owns at least 20% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

•	Two (2) members of the Board in total, until such time as no Consenting Convertible Noteholder owns at least 15% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

•	One (1) member of the Board, until such time as no Consenting Convertible Noteholder owns at least 10% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

Amendment to

Royalty Agreement:	The Company will amend each of the Royalty Agreements, dated as of February 13, 2023, with the Consenting Convertible Noteholders on the Transaction Effective Date to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000.

New Term Loan

Borrower:	The Company

Collateral; Guarantors:	Same as the Convertible Notes

Administrative Agent:	To be selected by the Consenting Convertible Noteholders

Amount	Limited to the aggregate principal amount of Convertible Notes exchanged in the Debt Exchange. The loans will be term loans.

Closing Date	Transaction Effective Date

Interest	Payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash / 11.125% if paid in kind

Maturity	Three years from the Transaction Effective Date

Mandatory Prepayments	Consistent with first lien term loan facilities for similarly situated borrowers. To avoid doubt, this will not include any mandatory prepayment as a result of equity issuances or permitted debt issuances.

Covenants / Reps and

Warranties / Events of

Default	Substantially the same as the Convertible Notes to the extent applicable, with such changes as shall be agreed by the Consenting Convertible Noteholders, and otherwise consistent with first lien term loan facilities for similarly situated borrowers

The New Term Loan will require cash and cash equivalents in accounts subject to control agreements to be at least US$15.0 million at all times, which amount will reduce to US$2.0 million on the later of (i) April 1, 2026 and (ii) such date as the Company has provided to the new term loan lenders signed binding commitments on terms and conditions acceptable to the new term loan lenders pursuant to which (x) the Government of Canada will fund to the Company at least CAD20 million and (y) the Government of Ontario will fund to the Company at least CAD 17.5 million.

Lien Priority	First-priority liens consistent with the Convertible Notes

Redemption	Callable prior to maturity, in part or in full, at a percentage of par (105% during first year, 103% during the second year and 101% during the third year) plus accrued and unpaid interest through the redemption date.

Conditions Precedent	Consistent with first lien term loan facilities for similarly situated borrowers

Bridge Notes

Amount	US$2,000,000 aggregate principal amount

Issuer	The Company

Collateral; Guarantors	Unsecured; same guarantors as the Convertible Notes

Purchase Price	Par (no original issue discount)

Maturity Date	90 days following issuance

Interest	12.00% per annum, payable in arrears on the maturity date

Ranking	Pari passu with the Convertible Notes and the Existing Royalty

Redemption	The Company will be required to redeem the Bridge Notes concurrently with the completion of the Transactions at a redemption price equal to 100% of the aggregate principal amount of Bridge Notes redeemed plus all accrued and unpaid interest thereon.

The Company may redeem the Bridge Notes at any time at a redemption price equal to 100% of the aggregate principal amount of Bridge Notes redeemed plus all accrued and unpaid interest thereon.

Events of Default	Customary for transactions of this kind and complexity, provided that any event of default under the Convertible Notes shall constitute an event of default under the Bridge Notes. The Company shall enter into one or more supplemental indentures with regard to the Convertible Notes providing that an event of default under the Bridge Notes shall constitute an event of default under the Convertible Notes.

Certain Conditions

Precedent	Among other customary conditions precedent for transactions of this kind and complexity, the funding of the Bridge Notes will also be subject to the Company’s continued eligibility to receive funds under the Company’s existing grants from the U.S. Department of Defense.

Definitive Documents	This Term Sheet does not set forth all of the terms of the Transactions or the Bridge Notes, and any definitive or binding agreement shall be subject to the Definitive Documents, which Definitive Documents shall be consistent with the terms of this Term Sheet and the Agreement and shall be in form and substance acceptable to the Consenting Convertible Noteholders.

Any documents contemplated by this Term Sheet, including any Definitive Documents, that remain the subject of negotiation as of the Agreement Effective Date shall be subject to the rights and obligations set forth in the Transaction Support Agreement. Failure to reference such rights and obligations as it relates to any document referenced in this Term Sheet shall not impair such rights and obligations.

Tax Structure	The terms of the Transactions will be structured to maximize tax efficiencies for the Company and the Consenting Convertible Noteholders.

Definitive Documents for the Transactions and the Bridge Notes will include tax gross-ups for any withholding tax due on payments made to any of the Consenting Convertible Noteholders in connection with any of the securities or loans acquired in the Transactions or the Bridge Notes.

Expenses	The Company will pay all reasonable fees and expenses incurred by the Consenting Convertible Noteholders in connection with the Transactions and the purchase of the Bridge Notes (such fees and expenses, the “Transaction Expenses”).

Governing Law	New York

Exhibit B

Form of Joinder

The undersigned (“Joinder Party”) hereby acknowledges that it has read and understands the Transaction Support Agreement, dated as of August 21, 2025 (as amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”),2 by and among the Persons named therein including Persons named therein as “Consenting Convertible Noteholders” thereunder.

 1. Agreement to be Bound. The Joinder Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached hereto as Annex I (as the same has been or may hereafter be amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions hereof). The Joinder Party shall hereafter be deemed to be a “Consenting Convertible Noteholder” and a “Party” for all purposes under the Agreement and with respect to all Company Claims held by the Joinder Party.

 2. Representations and Warranties. The Joinder Party hereby (i) represents and warrants that it is a Permitted Transferee and (ii) makes the representations and warranties of the Consenting Convertible Noteholder set forth in Section 10 of the Agreement, in each case to each other Party, effective as of the date hereof.

 3. Governing Law. This Joinder to the Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

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2 Capitalized terms used but not otherwise defined herein shall having the meanings ascribed to such terms in the Agreement.

JOINDER PARTY:

Date Executed:

By: ____________________________________________

Name:

Title:

Address:

E-mail address(es):